Interval Leisure Group, Inc.

6262 Sunset Drive

Miami, FL 33143

February 24, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Max A. Webb
Tarik Gause

Re:          Interval Leisure Group, Inc.

Post-effective Amendment No. 4 to Form S-1 on Form S-3

Filed: January 20, 2010

File No. 333-152699

Form 10-K for the Fiscal Year Ended

December 31, 2008

Filed: March 31, 2009

File No. 001-34062

Definitive Proxy Statement on Schedule 14A

Filed: April 30, 2009

File No. 001-34062

Dear Mr. Gause,

Set forth below is the response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated February 1, 2010, concerning the registration statement, Form 10-K and proxy statement described above.  For your convenience, each of the Staff’s comments is repeated in bold below, followed by the response of Interval Leisure Group (the “Company”).

Form 10-K for the Fiscal Year Ended December 31, 2008

1.     Based on the facts and circumstances provided in your response to our prior comments, we note that your latest goodwill and long-lived asset impairment analyses required the use of significant management judgment and assumptions.  Accordingly, disclosure of such judgments and assumptions is critical to an understanding of how you determined no impairment was required given the indication of impairment present upon failing step one of the goodwill impairment test with the fair value of the Aston reporting unit not exceeding its carrying value, including goodwill.  As such, we request that you provide us with your proposed disclosures.  In addition, please note that such disclosure should include, at minimum, the following:

•      Disclosure similar to the discussion included in your response to our prior comments 8 and 9.  In this regard, please ensure that you also include disclosure of potential events and changes in circumstances that can negate the key assumptions along with management’s approach to tracking and assessing such potential events and changes in circumstances.

•      In light of the decrease in the fair value of your Aston long-lived asset group and economic uncertainties that provide for the lack of transparency associated with future cash flows, your disclosures should clearly indicate whether you considered adjusting the useful life of assets within the asset group.  Accordingly, in light of such circumstances, your disclosures should also address how management concluded that it was appropriate to use the weighted average useful life of the asset group instead of a shorter period in estimating future cash flows used to test for recoverability.

•      A discussion of how you considered the existing service potential of the asset group in determining that using the weighted average useful life for the asset group was appropriate when analyzing your intangible assets for impairment.

•      If the intangible assets within the asset group have a shorter useful life than the weighted average useful life of the asset group which appears to include certain real estate assets owned with longer estimated useful lives, disclosure of such fact should be made.  Your disclosure should clearly indicate how, under your facts and circumstances, management concluded that using cash flows over the weighted average life of the asset group, instead of cash flows over a shorter time period is still appropriate given the economic uncertainties and significant adverse changes in business climate being experienced that may impact the reliability of estimating future cash flows.

•      Disclosure that reconciles the reasons that the fair value of the asset group was determined to be below their corresponding carrying amounts, while management’s assessment of cash flows for the asset group significantly exceeds the carrying amounts of such assets.

In response to the Staff’s comments, we submit the following proposed disclosures to be included in future periodic filings commencing with our December 31, 2009 Annual Report on Form 10-K, in our “Critical Accounting Policies and Estimates” section within Item 6, and in other filings as applicable:

Recoverability of Goodwill and Other Intangible Assets

Our Policy

Goodwill and other intangible assets are significant components of our consolidated balance sheets. Our policies regarding the valuation of intangible assets affect the amount of future amortization and possible impairment charges we may incur. Assumptions and estimates about future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as consumer spending habits and general economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

In accordance with ASC Topic 350, “Intangibles - Goodwill and Other,” we review the carrying value of goodwill and other intangible assets of each of our reporting units on an annual basis as of October 1, or more frequently upon the occurrence of certain events or substantive changes in circumstances, based on a two-step impairment test. We consider our Interval and Aston segments to be individual reporting units which are also individual operating segments of ILG. Goodwill acquired in business combinations is assigned to the reporting unit that is expected to benefit from the combination as of the acquisition date. The first step of the impairment test compares the fair value of each reporting unit with its carrying amount including goodwill. The fair value of each reporting unit is calculated using the average of an income approach and a market comparison approach which utilizes similar companies as the basis for the valuation. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. The impairment loss is determined by comparing the implied fair value of goodwill to the carrying value of goodwill. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over amounts assigned to its net assets.

The step-one determination of fair value utilizes an evaluation of historical and forecasted operating results and other estimates. The fair value measurement is generally determined through the use of independent third party appraisals or an expected present value technique, both of which may include a discounted cash flow approach, which reflects our own assumptions of what market participants would use to price the asset or asset group.

During the year, we monitor the actual performance of our reporting units relative to the fair value assumptions used in our annual goodwill impairment test, including potential events and changes in circumstance affecting our key estimates and assumptions. For the year-ended December 31, 2009, we did not identify any triggering events which required an interim impairment test prior or subsequent to our annual impairment test on October 1, 2009.

2009 Annual Impairment Test

As of October 1, 2009, we reviewed the carrying value of goodwill and other intangible assets of each of our reporting units. As of October 1, 2009, the Interval reporting unit goodwill and other intangible assets was $510.0 million and the Aston reporting unit goodwill was $5.2 million. We performed step-one of the impairment test on both our Interval and Aston reporting units and concluded that Interval’s fair value significantly exceeded its carrying value, however, the carrying value of our Aston reporting unit exceeded its fair value by 6%. Consequently, we performed step-two of the impairment test to measure the amount of any impairment loss. The resulting analysis concluded the fair value of Aston’s implied fair value of goodwill exceeded the carrying value of goodwill and, therefore, no impairment loss was recorded. The excess in the implied fair value of goodwill over its carrying value is attributable to declines in the fair value of Aston’s property management contracts and wholesaler agreement definite-lived intangible assets, certain real estate assets used in the purveyance of revenue generating services pursuant to the aforementioned property management contracts and wholesaler agreements, and Aston’s tradename definite-lived intangible asset. As a result of the decline in fair value of these long-lived assets, we performed a recoverability test pursuant to ASC Topic 360, “Property Plant and Equipment,” as subsequently discussed in the Recoverability of Long-Lived Assets section below.

Key Estimates and Assumptions

The determination of fair value utilizes an evaluation of historical and forecasted operating results and other key assumptions made by management, including discount rates, utilized in the valuation of certain identifiable assets. Deterioration in macroeconomic conditions or in our results of operations or unforeseen negative events could adversely affect either of our reporting units and lead to a revision of the estimates used to calculate fair value. These key estimates and forecasted operating results may or may not occur or may be revised by management which may require us to recognize impairment losses in the future.

With respect to our Interval reporting unit’s step-one analysis, the primary examples of key estimates include our discount rate and forecasted sales growth rates. As previously noted, we use the average of an income approach and a market comparison approach to calculate the fair value of our reporting units.  As a measure of sensitivity on the income approach, as of the date of our last annual impairment test, a hypothetical 10% change in both our discount and long-term growth rates would result in a change of $328 million in the income approach fair value of the reporting unit, or approximately 24% of the excess of the fair value of the reporting unit over its carrying value. In regards to the market comparison approach, a change in our estimated EBITDA multiple by 10% would result in a change of approximately $124 million in Interval’s market comparison approach fair value, or approximately 9% of the excess of Interval’s fair value over its carrying value.

With respect to our Aston reporting unit’s step-one analysis, the primary examples of key estimates include forecasted available and occupied room nights, average daily rates and long-term growth rates. As a measure of sensitivity on the income approach, as of the date of our last annual impairment test, a hypothetical 10% change to all four forecasted key estimates would result in a changes of approximately $16 million in Aston’s income approach fair value, or approximately 167% of the deficit of the fair value of the reporting unit over its carrying value. In regards to the market comparison approach, a change in our estimated EBITDA multiple by 10% would result in a change of approximately $6 million in Aston’s market comparison approach fair value, or approximately 66% of the deficit of Aston’s fair value over its carrying value. If either of these hypothetical changes occur, it is possible that Aston’s implied fair value of goodwill could fail to exceed its carrying value of goodwill and, consequently, a goodwill impairment would be recorded.

Key estimates and assumptions for both our Interval and Aston reporting units can be impacted by certain potential events and changes in circumstances, as follows:

Events and trends in the vacation ownership, vacation rental and travel industries that could adversely affect consumers travel to and vacation in certain destinations and regions in which vacation rental properties are located, including events such as:

•      Declines in discretionary spending levels during general economic downturns.

•      Inclement weather and/or natural disasters.

•      Travel health concerns such as the H1N1 influenza outbreak and other pandemics.

•      Concerns related to terrorism, enhanced travel security measures and/or geographical conflicts.

Additionally, key estimates and assumptions for Interval and Aston reporting units can be impacted by certain potential events and changes in circumstances specific to each reporting unit, such as:

Interval

•      The downturn in the economy may continue to cause decreased demand for purchases of vacation ownership interests, may increase default rates among current owners and may increase refund requests from our members.

•      Lack of available financing for vacation property developers and consumers or the potential insolvency of developers could adversely affect our ability to maintain and grow our exchange network membership which could adversely affect our business, financial condition and results of operations.

•      Our ability to maintain relationships and renew contractual relationships with vacation ownership developers that provide new members and supply of resort accommodations for use in exchanges or Getaways.

•      Our ability to motivate members to renew their existing memberships and/or otherwise engage in transactions.

Aston

•      The failure of Aston to maintain existing hotel and resort management and/or rental services arrangements with vacation property owners and/or insolvency of several properties managed by or marketed by Aston, particularly managed hotels.

•      A significant decrease in the supply of available vacation rental accommodations due to ongoing property renovations.

Recoverability of Long-Lived Assets

Our Policy

We review the carrying value of all long-lived assets, primarily property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset (asset group) may be impaired. In accordance with guidance included within ASC Topic 360,  recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to future undiscounted cash flows expected to be generated by the asset (asset group). An asset group is the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When estimating future cash flows, we consider:

•      only the future cash flows that were directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group;

•      our own assumptions about our use of the asset group and all available evidence when estimating future cash flows;

•      potential events and changes in circumstance affecting our key estimates and assumptions;

•      the existing service potential of the asset (asset group) at the date tested.

If an asset (asset group) is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset (asset group) exceeds its fair value. When determining the fair value of the asset (asset group), we consider the highest and best use of the assets from a market-participant perspective. The fair value measurement is generally determined through the use of independent third party appraisals or an expected present value technique, both of which may include a discounted cash flow approach, which reflects our own assumptions of what market participants would utilize to price the asset (asset group).

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  Assets to be abandoned, or from which no further benefit is expected, are written down to zero at the time that the determination is made and the assets are removed entirely from service.

2009 Recoverability Test

As of October 1, 2009, as a consequence of Aston failing the step-one of the two step process for testing goodwill and other intangibles for impairment, we performed a recoverability test on an asset group within our Aston reporting unit. The asset group consisted of Aston’s property management contracts and wholesaler agreements definite-lived intangible assets, certain real estate assets owned by Aston and used in the purveyance of revenue generating services pursuant to the aforementioned property management contracts and wholesaler agreements, and Aston’s tradename definite-lived intangible asset.  The resulting recoverability analysis concluded that the undiscounted estimated future cash flows of the asset group exceeded its carrying value by an amount greater than 75% of the asset group’s carrying value. Accordingly, the asset group was not considered impaired. The fact that the asset group’s cash flows significantly exceeded their carrying amounts in our recoverability test is largely because, pursuant to U.S. GAAP, this analysis utilizes an undiscounted cash flow approach. This method differs from the manner in which the fair value of the asset group is calculated as part of our step-two goodwill and other intangibles impairment analysis previously discussed.

Our assumptions on key estimates utilized in the recoverability analysis related largely to Aston’s forecasted available and occupied room nights, average daily rates and long-term growth rates (collectively “key estimates”). We believe there is a low-to-moderate level of uncertainty associated with the assumptions utilized in the development of these key estimates. In order to evaluate the sensitivity of the assumptions used in determining the undiscounted estimated future cash flows of the asset group, we applied a hypothetical 10% decrease to each of the forecasted key estimates. This hypothetical 10% decrease would result in the undiscounted estimated future cash flows exceeding the asset group’s carrying value by approximately 40%.

Useful Life of the Aston Asset Group

Additionally, as part of our recoverability analysis, we consider whether the existing service potential (useful life) of the assets within the Aston asset group remain appropriate or require adjustment. Specifically, we consider the impact of the expected use of the assets and the effects of obsolescence, demand, competition and other economic factors, among other considerations. For the year ended December 31, 2009, and as of the date of our Aston recoverability test, we concluded no adjustment was necessary.

When determining the existing service potential of the asset group, we concluded that the weighted average useful life of the asset group was the appropriate measurement period for the analysis. We reached this conclusion as more than one asset within the asset group shares primary asset attributes due to their interrelated nature, specifically the real estate assets and the property management contracts intangible asset. Aston owns these real estate assets at properties managed by Aston and their use is directly joined to Aston’s ability to perform agreed upon services under the respective property management contracts. The carrying values of these assets represent approximately 90%

of the asset group’s total carrying value. As of October 1, 2009, the weighted average useful life of the asset group was calculated to be 16 years.

The useful lives of the definite-lived intangible assets within the asset group are shorter than the weighted average useful life, the largest of which is the property management contracts asset; its carrying value represents approximately 70% of the asset group’s total carrying value and has a 12 year remaining useful life. Should we have selected the property management contracts intangible asset as the asset group’s primary asset, instead of the weighted average useful life, our conclusion would have been the same. However, we will reassess in any future recoverability analysis of this asset group, should facts or circumstances change, whether the weighted average useful life remains the most depictive measure of the asset group’s remaining economic life.

The carrying value of consolidated long-lived assets that is subject to assessment for impairment in accordance with ASC Topic 360 is $     million and $168.8 million at December 31, 2009 and 2008, respectively.

2.              Please also tell us the specific period (years) for which you estimated the undisclosed cash flows that are expected to result from the use and eventual disposition of the asset group in testing for recoverability as well as how much of a decrease in this estimated time period would it take for an impairment to occur.

In response to the Staff’s comment, we advise you that the weighted average useful life used in the recoverability analysis of the Aston asset group in question was 16 years. Holding all other factors constant, a useful life of 9 years or less for this asset group would be required for an impairment to occur.

3.              In addition, please provide us with your revised note disclosures.  Such disclosures should also clearly indicate, in plain English, that no goodwill impairment charge was recognized due to a decrease in the fair value of Aston’s long-lived asset group, and that the long-lived asset group comprising the reporting unit was not impaired due to management’s recoverability assessment using the undiscounted cash flows for the asset group.

In response to the Staff’s comments, we submit the following proposed disclosures to be included in future periodic filings commencing with our December 31, 2009 Annual Report on Form 10-K in our notes to our consolidated financial statements within Item 7, and in other filings as applicable:

NOTE X—GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Pursuant to FASB guidance as codified within ASC Topic 350, “Intangibles-Goodwill and Other,” goodwill acquired in business combinations is assigned to the reporting unit that is expected to benefit from the combination as of the acquisition date. ILG tests goodwill and other indefinite-lived intangible assets for impairment annually as of October 1, or more frequently if events or changes in circumstances indicate that the assets might be impaired. If the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the excess is recorded. If the carrying amount of an indefinite-lived intangible asset exceeds its estimated fair value, an impairment loss equal to the excess is recorded.

On October 1, 2009, we reviewed the carrying value of goodwill and other intangible assets of each of our reporting units. We performed the first step of the two step impairment test on both our Interval and Aston reporting units and concluded that Interval’s fair value significantly exceeded its carrying value, however, the carrying value of our Aston reporting unit exceeded its fair value by 6%. Consequently, we performed the second step of the impairment test Aston reporting unit to measure the amount of any impairment loss. The resulting analysis concluded the fair value of Aston’s implied fair value of goodwill exceeded the carrying value of goodwill and, therefore, no impairment loss was recorded. The excess in the implied fair value of goodwill over its carrying value is attributable to declines in the fair value of other assets or group of assets.

These declines in fair value largely pertained to declines in the value of Aston’s property management contracts and wholesaler agreement definite-lived intangible assets, certain real estate assets used in the purveyance of revenue generating services pursuant to the aforementioned property management contracts and wholesaler agreements, and Aston’s tradename definite-lived intangible asset. As a result of the decline in fair value of these long-lived assets, we performed the recoverability test pursuant to ASC Topic 360, “Property Plant and Equipment.” The resulting recoverability analysis concluded the undiscounted estimated future cash flows of the asset group exceeded its carrying value by an amount greater than 75% of the asset group’s carrying value. Accordingly, the asset group was not considered impaired.

Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows. We refer you to our “Critical Accounting Policies and Estimates” section within Item 6 of this report for a discussion on our key estimates and assumptions and certain potential events that could adversely affect those estimates and assumptions.

The following table presents the balance of goodwill by reporting unit, including the changes in carrying amount of goodwill, for the years ended December 31, 2009 and 2008 (in thousands):

	Balance as of January 1, 2009	Additions	Deductions	Goodwill Impairment	Balance as of December 31, 2009
Interval	$	$	$	$	$
Aston
Total	$	$	$	$	$

	Balance as of January 1, 2008	Additions	Deductions	Goodwill Impairment	Balance as of December 31, 2008
Interval	$473,879	$798	$—	$—	$474,677
Aston	40,429	14	(999)	(34,254)	5,190
Total	$514,308	$812	$(999)	$(34,254)	$479,867

The change in Interval’s goodwill during the year ended December 31, 2008 related to an adjustment to a tax reserve pertaining to the period prior to our acquisition by IAC. The change in Aston’s goodwill during the year ended December 31, 2008 principally related to the impairment and to a settlement received related to a lawsuit that was filed by Aston prior to its acquisition by ILG. There was no change in Interval or Aston’s goodwill during the year ended December 31, 2009.

Intangible assets

The balance of intangible assets, net is as follows (in thousands):

	December 31,
	2009	2008
Intangible assets with indefinite lives	$	$35,300
Intangible assets with definite lives, net		129,713
Total intangible assets, net	$	$165,013

Intangible assets with indefinite lives relate principally to trade names and trademarks.

At December 31, 2009, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
Customer relationships	$	$	$
Purchase agreements
Resort management contracts
Technology
Other
Total	$	$	$

At December 31, 2008, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
Customer relationships	$129,500	$(81,207)	$48,293	10.0
Purchase agreements	73,500	(46,091)	27,409	10.0
Resort management contracts	45,700	(5,168)	40,532	14.0
Technology	24,630	(24,606)	24	5.0
Other	16,878	(3,423)	13,455	8.2
Total	$290,208	$(160,495)	$129,713

Amortization of intangible assets with definite lives is computed on a straight-line basis and, based on December 31, 2009 balances, such amortization for the next five years and thereafter is estimated to be as follows (in thousands):

Years Ending December 31,
2010	$
2011
2012
2013
2014
2015 and thereafter
$

We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact Michele Keusch at (305) 925-7065 with any questions or to discuss this correspondence.

Very truly yours,

/s/ Victoria J. Kincke
Victoria J. Kincke
General Counsel